United States Securities and Exchange Commission
Washington, D.C. 20549
Form 11-K
Annual Report
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2016

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 001-15202

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
W. R. Berkley Corporation Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
December 31, 2016 and 2015
Index to Financial Statements and Supplemental Schedules

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2016	3

Notes to Financial Statements	4-10

Supplemental Schedules*:

Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2016	11-12

Supplemental Schedule H, Line 4a — Schedule of Nonexempt Transactions for Delinquent Participant Contributions — Year ended December 31, 2016	13

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	EX-23

 * Schedules required by Form 5500 which are not applicable have not been included herein.

Report of Independent Registered Public Accounting Firm
The Plan Administrator
W. R. Berkley Corporation Profit Sharing Plan:
We have audited the accompanying statements of net assets available for plan benefits of the W. R. Berkley Corporation Profit Sharing Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for plan benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedules of Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 31, 2016 and Schedule H, line 4a - Schedule of Nonexempt Transactions for Delinquent Participant Contributions - year ended December 31, 2016, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules of Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 31, 2016 and Schedule H, line 4a - Schedule of Nonexempt Transactions for Delinquent Participant Contributions - year ended December 31, 2016 are fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP
New York, NY
June 28, 2017

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2016 and 2015

	2016	2015
Assets:
Investments, at fair value (note 6):
W. R. Berkley Corporation Common Stock Fund	$119,649,196	$103,393,425
Mutual Funds	527,992,109	679,519,372
Common Collective Trusts	218,590,867	—
Money Market Funds	63,972,823	57,969,759
Total investments	930,204,995	840,882,556

Participant loans receivable	17,750,480	18,328,082

Contributions receivable:
Employer	39,393,935	37,514,279
Participants	18,585	11,618
Total contributions receivable	39,412,520	37,525,897

Net assets available for plan benefits	$987,367,995	$896,736,535
See accompanying notes to financial statements.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2016

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$57,843,323
Interest and dividends	20,031,308
Net investment income	77,874,631

Other income / expense, net	22,159

Interest on participant loans	596,696

Contributions:
Employer	39,393,935
Participants	35,991,154
Rollovers	17,917,123
Total contributions	93,302,212

Total additions	171,795,698

Deductions from net assets attributed to:
Benefits paid to participants	81,164,238
Total deductions	81,164,238

Net increase in net assets available for plan benefits	90,631,460

Net assets available for plan benefits at:
Beginning of year	896,736,535

End of year	$987,367,995
See accompanying notes to financial statements.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(1)Plan Description
The following brief description of the W. R. Berkley Corporation (the “Company”) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. This brief description is qualified in its entirety by the text of the Plan, and Participants should refer to the Plan document for a more complete description of the Plan. Capitalized terms used herein shall have the respective meanings as set forth in the Plan.
(a)    General
The Plan is a defined contribution plan and was established for the benefit of eligible Employees of the Company and its participating subsidiaries. Employees of the Company and its participating subsidiaries become eligible to participate in the Plan for purposes of making Tax-Deferred Contributions, Catch-Up Contributions and Rollover Contribution/Transfer Amounts on the date they were first credited with an Hour-of-Service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan allows for mandatory distributions to terminated Participants whose vested Account balance is less than $1,000.
Fidelity Management Trust Company (“Fidelity”) is the Trustee, custodian and record keeper for the Plan. The Company has a Profit Sharing Plan Finance Committee (“Finance Committee”) to select the investment alternatives provided by the Plan. The Company has a Profit Sharing Plan Administrative Committee (“Administrative Committee”) to assist in the administration of the Plan (the “Plan Administrator”).

(b)    Contributions
Employer Contributions
Each Plan Year, the Company makes an Employer Profit Sharing Contribution to the Plan. The Company’s current minimum Employer Profit Sharing Contribution for each Plan Year is 5% of a Participant’s Eligible Earnings, as defined in the Plan for the period of the calendar year that the Employee was a Participant, up to the maximum amount permitted for one year by the Internal Revenue Code of 1986, as amended (“IRC”). The Company’s contribution is allocated as follows: 60% to the Participant’s Company Profit Sharing Account, subject to the Plan’s vesting schedule; and 40% to the Participant’s Tax-Deferred Contribution Account, which is 100% vested.
Employer Profit Sharing Contributions are determined separately for each Participating Employer prior to the end of each calendar year and are allocated as of the last day of the calendar year based on the Participant’s Earnings. Eligible Earnings accrue on the earlier of the first day of the Calendar Quarter following the first full Calendar Quarter in which the Participant completes 250 Hours-of-Service, or on the first day of the Calendar Quarter following the first employment year (the 12 consecutive month period measured from the date of the first Hour-of-Service) in which the Participant completes at least 1,000 Hours-of-Service provided they are an employee on the first day of such Calendar Quarter. If the Participant’s employment during a single Plan Year was divided between two or more Participating Employers, and the Participant is eligible for an Employer Profit Sharing Contribution for the Plan Year, each Participating Employer for which the Participant worked will make the appropriate contribution to the Participant’s Account based on their period of service with, and Earnings from, the Participating Employer.
Nonexempt Transaction
There were delays in the submission of employee contributions of $45,849 during 2015. The Company reimbursed delayed contributions of $45,112 in 2015 and $762, including lost interest of $25, in June 2016.
There were delays in the submission of employee contributions of $101,881 during 2016. The Participants’ contributions of $101,881 were remitted in 2016. Lost interest of $42 will be contributed in 2017.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Participant Contributions
Tax-Deferred Contributions
A Participant in the Plan may elect to have voluntary Tax-Deferred Contributions deducted from their pay, for each pay period, in any amount from 1% to 50% of their eligible Earnings. A Participant may also elect to have an amount in excess of 50% of their eligible Earnings for a pay period deducted provided that their aggregate Tax-Deferred Contributions for the calendar year do not exceed 50% of the Participant’s eligible Earnings to date up to a statutory limit ($18,000 for 2016). A Participant may change or suspend their Tax-Deferred Contributions election.
After-Tax Roth Contributions
A Participant may designate part or all of their Plan contributions as either Tax-Deferred Contributions or as after-tax Roth Contributions provided that their aggregate combined Tax-Deferred Contributions and after-tax Roth Contributions for the calendar year do not exceed 50% of the Participant’s Earnings for the Plan year up to a statutory limit ($18,000 for 2016). A participant may change or suspend their after-tax Roth Contribution election. An in-plan Roth conversion feature is available subject to terms and conditions established by the Plan’s Administrative Committee. Participants may be eligible to convert certain accounts that are eligible for in-service withdrawal (other than hardship withdrawal) to a designated Roth account within the Plan.
Rollover Contributions/Transfer Amounts
A Participant who receives a qualifying rollover distribution from an eligible retirement plan may make a Rollover Contribution into the Plan even though the Participant has not otherwise become eligible to participate in the Plan. Amounts that are attributable to after-tax Roth Contributions may be rolled into the Plan only from another employer’s eligible retirement plan; they may not be rolled into the Plan from a Roth IRA, even if the only monies held in the Roth IRA were previously distributed from an eligible retirement plan.
In addition, amounts attributable to after-tax Roth Contributions must be rolled over to the Plan by means of a Rollover Contribution.
Catch-Up Contributions
In addition to the Tax-Deferred Contributions and/or after-tax Roth Contributions described above, Plan Participants who will be at least 50 years old by the end of the calendar year and who have contributed the maximum amount of Tax-Deferred Contributions and/or after-tax Roth Contributions for the year may make additional “Catch-up Contributions” to the Plan. For 2016, Tax-Deferred and after-tax Roth Catch-up Contributions have a combined limit of $6,000.
(c)    Participants’ Accounts
Each Participant’s Account is credited with the Participant’s contributions, the appropriate amount of the Company’s contributions and an allocation of investment fund earnings or losses in which the Participant has directed his or her contribution. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested Account. The Account of each Participant is valued on a daily basis.
(d)    Vesting
Participants are fully vested in their Tax-Deferred and after-tax Roth Contributions, Roll-Over Contributions, Catch-up Contributions, the Employer Profit Sharing Contribution to their Tax-Deferred Contribution Account, and earnings thereon. Effective January 1, 2007, the vesting percent in the portion of the Employer Profit Sharing Contribution allocated to the Participant’s Company Profit Sharing Account occurs at the rate of 20% per year beginning after two years of continuous employment.
(e)    Payments of Benefits
On Termination of Employment, Retirement or death, a Participant or Participant’s beneficiary may elect to receive the payment benefits in a lump sum or in annual installments not to exceed 15 years. Distributions to terminated Participants are based upon the closing price of the funds on the date the Participant requests the distribution from Fidelity. Withdrawals to active Participants are based on the date the withdrawals have been approved by the Plan Administrator and are processed by Fidelity.
Hardship withdrawals are allowed under certain circumstances as defined in the Plan Document. Participants are suspended from making contributions for six months after taking a hardship withdrawal from the Plan.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(f)    Forfeitures
Amounts forfeited by non-vested Participants who terminated employment during the year were $901,516 and $690,836 for the years ended December 31, 2016 and 2015, respectively. The Company allocates these forfeitures in the subsequent year to the Accounts of the remaining active Participants as of the last day of the Plan year. The forfeiture balance totaled $945,665 and $837,642 as of December 31, 2016 and 2015, respectively.
(g)    Participant Loans
The Plan allows Participants to borrow from their Account. Participants may borrow up to 50% of their vested Account balance; the minimum amount of any loan from the Plan is $1,000, and the maximum amount is the lesser of $50,000 or 50% of the value of the Participant’s vested Account. A Participant may request a loan for any reason and the loan may be repaid over 60 months. For the purchase of a primary residence, however, the loan may be repaid over 25 years. At December 31, 2016 and 2015, there were 2,017 and 2,105 individual loans outstanding, respectively, bearing interest at rates ranging from 3.25% to 9.50% per annum with maturities ranging from 1 to 25 years for both years.
The interest rate charged on the loan and repaid to the Participant’s Account is set to the prime rate as of the first day of the quarter in which the loan originated and is fixed for the duration of the loan. A Participant may have up to two loans outstanding at a time. Repayment of the loan to the Participant’s Account is made through payroll deductions or the loan may be paid in full by a lump-sum payment. A partial repayment is not permitted other than pursuant to the aforementioned payroll deductions or as set forth in the following sentence. A Participant with an outstanding loan balance who separates from service with the Company has the option of repaying the loan in a lump sum or continuing to pay the monthly loan payment amount directly to Fidelity.
(h)    Investments
Participants are responsible for directing the investment of their respective Accounts. Starting in 2011 any contributions for which the Participant does not provide investment direction will be invested in the Plan’s designated default option (the “Plan Designated Fund”). The Fidelity Institutional Asset Management (“FIAM”) Target Date Commingled Poll Class Q Fund with a target Retirement Date closest to the year the participant may retire based on their present age and a retirement age of 65, is the Plan Designated Fund. Investment changes requested by Participants are implemented as soon as administratively practical in accordance with the Plan document.
(i)    Plan Expenses
Certain general expenses of operating and administering the Plan are paid by the Company but may be charged against investment fund assets in the future, as determined by the Company.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(2)Summary of Significant Accounting Policies
The following are the more significant accounting policies followed by the Plan:
(a)    Basis of Accounting and Use of Estimates
The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.
(b)    Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value as further described in note 6.
Purchases and sales of investments are recorded on a trade date basis. Realized gains and losses are based on an average cost basis and are included in net appreciation (depreciation) in fair value of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses, are paid from assets of, and applied against the investment performance of, the respective investment funds.
Each participant is entitled to exercise voting rights attributable to the shares of the W. R. Berkley Corporation Common Stock Fund (the “Company Common Stock Fund”) allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote any allocated shares for which instructions have not been given by a participant in the same proportion as those participants which did vote.
(c)    Payment of Benefits
Benefit payments are recorded when paid.
(d)    Recently Issued Accounting Pronouncement
In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12,  Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965) . Part II of the ASU simplifies certain disclosure requirements for plan investments.  Parts I and III of the ASU are not applicable to the Plan. The ASU is effective in 2016. Part II of the ASU must be applied retrospectively to all periods presented. Adoption of this ASU for the 2016 plan year did not have a material impact on the Plan’s financial statements and related disclosures.
In May 2015, the FASB issued ASU No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent) that removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The ASU is effective in 2016. The amendments must be applied retrospectively to all periods presented. Adoption of this ASU for the 2016 plan year did not have a material impact on the Plan’s financial statements and related disclosures.
(e)    Reclassifications
The money market funds on the 2015 statement of net assets available for plan benefits have been reclassified out of mutual funds to conform to current year presentation.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2016 and 2015
(3)Risks and Uncertainties
The Plan offers a number of investment options including the Company Common Stock Fund and a variety of pooled investment funds, which consist of registered investment companies and common collective trusts. The investment funds are comprised of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant Account balances and the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all Participant-directed fund elections. Additionally, the investments within each Participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company Common Stock Fund, which principally invests in a security of a single issuer. Approximately 12% of the Plan’s net assets were invested in the Company Common Stock Fund as of December 31, 2016 and 2015, respectively.
The Plan investments include mutual funds and common collective trusts that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
(4)Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
In the event of termination of the Plan, all amounts credited to the Participants will become fully vested, and all assets remaining after payments of any expenses properly chargeable against the Plan will be distributed to the Participants pro rata in accordance with the value of each Participant’s Account on the date of such termination.
(5)Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 7, 2012 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed, and being operated, in compliance with the applicable requirements of the IRC.
GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.
The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to routine audits by various taxing jurisdictions. There are currently no audits for any periods in progress.
(6)Fair Value Measurement of Investments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan uses Accounting Standards Codification (“ASC”) 820 fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value as follows:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market date for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the ultimate settlement of the financial asset as these values do not represent any premium or discount that could result from selling an entire holding of a particular financial asset at one time. Other expenses that would be incurred in an actual sale or settlement are not included in the amounts disclosed.
The following is a description of the valuation methodologies used for assets measured at fair value.
Money Market Funds and Mutual Funds — Valued at the closing price reported on the active market on which the individual securities are traded.
W. R. Berkley Corporation Common Stock Fund - Consists of a small amount of cash and W. R. Berkley Common Stock. The stock is valued at the closing price reported on the active market on which the individual securities are traded.
Common Collective Trusts - Valued at the NAV based on the collective trust’s underlying investments as determined by the fund’s issuer. Redemptions from these collective trust funds generally can be made daily and are determined to have a readily determinable fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes to the valuation methodologies in 2016 or 2015.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015:

	Fair Value Measurements at December 31, 2016
		Quoted	Significant
		prices in	other	Significant
	Total assets	active	observable	unobservable
	measured at	markets	market data	market data
	fair value	(Level 1)	(Level 2)	(Level 3)
W. R. Berkley Corporation Common Stock Fund	$119,649,196	119,649,196	—	—
Mutual Funds	527,992,109	527,992,109	—	—
Common Collective Trusts	218,590,867	218,590,867	—	—
Money Market funds	63,972,823	63,972,823	—	—
Total investments	$930,204,995	930,204,995	—	—

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2016 and 2015

	Fair Value Measurements at December 31, 2015
		Quoted	Significant
		prices in	other	Significant
	Total assets	active	observable	unobservable
	measured at	markets	market data	market data
	fair value	(Level 1)	(Level 2)	(Level 3)
W. R. Berkley Corporation Common Stock Fund	$103,393,425	103,393,425	—	—
Mutual Funds	679,519,372	679,519,372	—	—
Common Collective Trusts	—	—	—	—
Money Market funds	57,969,759	57,969,759	—	—
Total investments	$840,882,556	840,882,556	—	—

(7)Related Party Transactions
Certain Plan investments are managed or sponsored by Fidelity Investments, an affiliate of Fidelity who is the Trustee as defined by the Plan and accordingly, these transactions with Fidelity Investments qualify as party-in-interest transactions. Investments in the Company Common Stock Fund also qualify as party-in-interest transactions.
(8)Subsequent Events
The Company noted no additional subsequent events which would require recognition or disclosure in its evaluation through June 28, 2017, the date on which these financial statements were issued.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

		Current value at
		December 31,
Identity of issuer	Description and number of shares	2016
* W. R. Berkley Corporation Common Stock Fund	Common Stock Fund: 1,774,210 shares	$119,649,196

* Fidelity® Contrafund® - Class K	Mutual Funds: 1,210,147 shares	119,054,309
* Fidelity® Extended Market Index Fund - Premium Class	Mutual Funds: 202,222 shares	11,231,403
* Fidelity® Government Income Fund	Mutual Funds: 1,787,663 shares	18,180,530
* Fidelity® Small Cap Discovery Fund	Mutual Funds: 1,128,623 shares	35,709,639
* Fidelity® Growth Company Fund - Class K	Mutual Funds: 514,660 shares	70,318,046
* Fidelity® Puritan® Fund - Class K	Mutual Funds: 1,898,834 shares	39,059,012
Harbor International Fund Institutional Class	Mutual Funds: 478,641 shares	27,957,407
Invesco Small Cap Growth Fund Class R6	Mutual Funds: 466,708 shares	16,992,821
JPMorgan Mid Cap Value Fund Class L	Mutual Funds: 364,239 shares	13,258,297
Metropolitan West Total Return Bond Fund Plan Class	Mutual Funds: 4,351,305 shares	43,121,435
Neuberger Berman Mid Cap Growth Fund Class R6	Mutual Funds: 275,098 shares	3,529,504
Vanguard Inflation-Protected Securities Fund Institutional Shares	Mutual Funds: 752,195 shares	7,807,789
Vanguard Institutional Index Fund Institutional Shares	Mutual Funds: 275,564 shares	56,168,162
Vanguard Total International Stock Index Fund Institutional Shares	Mutual Funds: 90,191 shares	8,883,768
Vanguard Total Bond Market Index Fund Admiral Shares	Mutual Funds: 834,232 shares	8,884,574
Vanguard Equity-Income Fund Admiral Shares	Mutual Funds: 699,655 shares	47,835,413
Total Mutual Funds		527,992,109

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

		Current value at
		December 31,
Identity of issuer	Description and number of shares	2016
* FIAM Target Date 2010 Commingled Pool Class Q	Collective Trusts: 223,008 shares	3,218,002
* FIAM Target Date 2015 Commingled Pool Class Q	Collective Trusts: 936,712 shares	13,535,487
* FIAM Target Date 2020 Commingled Pool Class Q	Collective Trusts: 2,705,729 shares	38,150,778
* FIAM Target Date 2025 Commingled Pool Class Q	Collective Trusts: 2,956,727 shares	43,049,950
* FIAM Target Date 2030 Commingled Pool Class Q	Collective Trusts: 3,160,506 shares	44,752,766
* FIAM Target Date 2035 Commingled Pool Class Q	Collective Trusts: 1,884,397 shares	27,267,231
* FIAM Target Date 2040 Commingled Pool Class Q	Collective Trusts: 1,381,267 shares	19,724,489
* FIAM Target Date 2045 Commingled Pool Class Q	Collective Trusts: 1,040,056 shares	14,935,207
* FIAM Target Date 2050 Commingled Pool Class Q	Collective Trusts: 679,099 shares	9,609,245
* FIAM Target Date 2055 Commingled Pool Class Q	Collective Trusts: 211,840 shares	3,213,615
* FIAM Target Date 2060 Commingled Pool Class Q	Collective Trusts: 17,517 shares	178,149
* FIAM Target Date Income Commingled Pool Class Q	Collective Trusts: 74,683 shares	955,948
Total Common Collective Trusts		218,590,867

Vanguard Prime Money Market Fund Institutional	Money Market Funds: 1 share	1
Vanguard Federal Money Market Fund Investor Shares	Money Market Funds: 63,972,822 shares	63,972,822
Total Money Market Funds		63,972,823

* Participant loans	2,017 Participant loans (interest rates range from 3.25% to 9.50% per annum with maturities ranging from 1 to 25 years)	17,750,480

Total investments and participant loans		$947,955,475
* Party-in-interest as defined by ERISA See accompanying report of independent registered public accounting firm.
See accompanying report of independent registered public accounting firm.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4a — Schedule of Nonexempt Transactions
for Delinquent Participant Contributions
Year ended December 31, 2016

		Total that constitute nonexempt prohibited Transactions
	Participant contributions transferred late to plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
2016	$101,881	—	$101,881	—	—

2015	$45,849	—	$45,849	—	—

There were delays during 2016 by the Company in submitting employee contributions to the Plan. The delays ranged from 17 to 31 days and the withholding amount was $101,881 per the Plan Sponsor. Lost interest was $42. The Participants’ contributions were remitted in 2016 and the lost interest will be reimbursed to the Plan in 2017.

There were delays during 2015 by the Plan Sponsor in submitting employee contributions to the Plan. The delays ranged from 26 to 512 days and the withholding amount was $45,849 per the Plan Sponsor. Lost interest was $25. The Participants’ contributions were remitted in 2015 and the lost interest was reimbursed to the Plan in June 2016.

See accompanying report of independent registered public accounting firm.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Finance Committee of W. R. Berkley Corporation Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

W. R. BERKLEY CORPORATION
PROFIT SHARING PLAN
/s/ Eugene G. Ballard
By	Eugene G. Ballard
Member, Profit Sharing Plan
Administrative Committee

June 29, 2017
Exhibit Index
Exhibit 23            Consent of Independent Registered Public Accounting Firm